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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **February 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___February 6, 2007	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

MORE ON THE POTENTIAL FOR LARGE COPPER OXIDE TARGETS SOUTH OF THE NEAR SURFACE GOLD OXIDE DEPOSITS ON THE RAILROAD PROPERTY, ELKO COUNTY NEVADA

FOR IMMEDIATE RELEASE

Royal Standard Minerals Inc. ("RSM"),February 6, 2007, announces additional results based upon interpretations of the recently completed ground magnetic survey in the Railroad district as presented in a press release dated January 16, 2007. The Company has continued to evaluate the magnetic data on the property spanning more than four square miles of coverage including the re-evaluation of all rock and soil geochemistry collected within the immediate vicinity of the Bullion stock. Specifically, the magnetic data has identified for the first time, a well-defined annular magnetic high reflecting the Bullion stock, a central porphyritic intrusive ringed by extensive previously unidentified magnetic skarn horizons. Analysis of previously collected soil and rock geochemistry has revealed significant copper and gold anomaly trends directly related to the magnetite skarn horizons flanking the central Bullion stock.

It is the position of the Company that these copper and magnetic anomalies are associated with known base and precious metal mineralization based upon prior drilling and mining activity, according to qualified person, Roland M. Larsen. The magnetic survey, in addition to defining the central stock, has revealed a large "magnetic low" flanking the northeast side of the Bullion stock representing, based upon the copper-gold mineralization occurring as oxide in the drilling results to the north, and prior base and precious metal production extending one mile to the south, an extensive altered copper-gold bearing phase of the Bullion stock. Soil and rock geochemistry collected within this broad zone, reveal an extensive northeast – southwest trending copper anomaly containing outcropping copper and gold mineralization tracking with the "magnetic low" and magnetite skarn horizons readily detectable in the ground magnetic data. This area is largely untested; the plan is to commence the drilling program in this area.

In addition to the above, this recent geophysical program has mapped an aerially extensive porphyry Cu and magnetite Cu-Au skarn system that is proximal to the Bullion stock. Specifically, the ground magnetic survey identified a minimum of four significant magnetic anomalies representing drill targets that are spatially or directly associated with outcrop potential quality grade Cu-Au mineralization and a small number of strategic drill hole intersections of copper-gold and other base metals north of and more than one

(1) mile south of the Bald Mountain Fault that serve to confirm the potential of the untested anomalies. This area is very under explored and will require a large drilling program in order to determine the mineral potential of this target area.

On the northern periphery of the central Bullion stock, an extensive magnetic anomaly has been identified and extends to the east traversing both sides of the Bald Mountain fault which coalesces into the structurally controlled "alteration low" (altered phase of the Bullion stock) as previously identified above in this press release. The strike length of this zone spans more than one mile, and is ½ wide, representing magnetite skarn and intrusive where a single exploration drill hole intersected significant Cu-Au mineralization as previously reported. Obviously, this area remains untested with drilling.

All of the above-mentioned anomalous magnetic target zones represent a significant Cu bearing skarn system positioned above or adjacent to a potential Cu (with Mo) bearing porphyry intrusive. These magnetic target zones are largely untested by previous exploration drilling, however, the available drill data has served to identify the potential for copper resources when coupled with the identification of significant magnetic anomalies within each target area.

A similar pattern of magnetic anomalies occur on the most southern end of the Bullion stock and has been identified with an anomalous zone of copper soil geochemistry containing outcropping copper mineralization. This target area and associated magnetite-skarn anomalies are largely untested, particularly at depth.

All of the above-mentioned magnetic anomalies coupled with significant copper in soils and rocks represent and delineate a significant copper bearing system adjacent to a central Cu (with Mo) bearing porphyry intrusive. All target zones identified in this press release are largely untested by previous exploration drilling, however, all available drill and geochemistry data has served to identify the significant resource potential of this property.

The overall exploration strategy, in addition to follow-up drilling of copper mineralization intersected in previous drilling, is to target the significant magnetic anomalies known to represent magnetite skarn horizons which in themselves can constitute economic grade material and ultimately lead to identifying significant porphyry copper mineralization adjacent to or beneath the magnetite replacement skarn bodies. This strategy was successfully deployed during the reevaluation of the Tintaya skarn belt, located in southern Peru, where the discovery of a porphyry copper deposit and related ore grade magnetite – copper skarn deposit resulted in a major change in the size and the economic potential of copper deposits in this area.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460
Visit our website at Royal-Standard.com